EXHIBIT 99.1

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE

1, rue Léon Migaux
91341 Massy France

May 3, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Compagnie Générale de Géophysique has obtained a letter of representation from Arthur Andersen LLP (“Andersen”) stating that the December 31, 2001 audit was subject to their quality control systems for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Very truly yours,
Compagnie Générale de Géophysique

/s/ Michel Ponthus
Michel Ponthus
Senior Executive Vice President
Finance and Human Resources and
Chief Financial Officer